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THOMAS H. DUNCAN
DIRECT DIAL: (303) 299-7321
PERSONAL FAX: (303) 382-4621
E-MAIL: DUNCAN@BALLARDSPAHR.COM





                                                              March 31, 2005


Via EDGAR

Kevin C. Rupert
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 5th Street , N.W.
Washington, D.C. 20549-0505
                  Re:      PBHG Funds
                           Registration Statement on Form N-14
                           Securities Act Registration No. 333-122552

Gentlemen:

                  This letter responds to your comments on PBHG Funds' Registration Statement on Form N-14 filed on February 4, 2005. Your comments have been summarized in italics below, and PBHG Funds' responses follow in regular text.

                  1. Provide a NAST (North American Securities Trust) letter on the issue of the accounting survivor, discussing each merger. The related disclosure is confusing. When a small fund survives the large fund you need to fully and clearly explain why the accounting survivor is the smaller fund.

                  At a meeting on December 8, 2004, PBHG Funds' Board of Trustees (the "Board") approved the following proposed reorganizations:

         o PBHG Select Growth Fund ("Select Growth") into PBHG Large Cap Growth Concentrated Fund ("Large Cap Growth Concentrated");

         o PBHG Emerging Growth Fund ("Emerging Growth") into PBHG Strategic Small Company Fund ("Strategic Small Company"); and

         o PBHG Large Cap Fund ("Large Cap Fund") into PBHG Focused Fund ("Focused Fund") (collectively, the "Reorganizations").

                  At the December 8, 2004 meeting, Liberty Ridge Capital, Inc. ("Liberty Ridge") provided the Board with an analysis of the proposed accounting survivor for each of the Reorganizations under the factors enumerated in the North American Security Trust No-Action Letter (August 5, 1994) (the "NAST No-Action Letter"). In the NAST No-Action Letter, the Staff of the SEC indicated that in determining whether a surviving fund can use the historical performance of a predecessor fund involved in a reorganization, it is necessary to compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund, if any, the surviving fund most closely resembles.

                  Generally, the following factors should be taken into consideration in determining whether the historical performance of a predecessor fund may be used by a surviving fund:

         o the portfolio management of the surviving fund;

         o the investment objectives and policies of the surviving fund;

         o the expense structure and expense ratios applicable to the surviving fund;

         o the relative asset sizes of the funds; and

         o the portfolio composition of the surviving fund.

                  In its 1995 generic comment letter, the staff of the SEC stated that the survivor of a business combination for accounting purposes (i.e., the fund whose financial statements are carried forward) typically will be the fund whose historical performance may be used by the surviving fund. PBHG Funds' independent accountants have reviewed Liberty Ridge Capital's analysis as described below and do not disagree with to the proposed surviving funds.

                  Set forth below is a summary of the information Liberty Ridge Capital and the Board considered in making their determination that the proposed surviving funds were appropriately deemed to be the performance history survivors in the Reorganizations.

A.       Proposed Reorganization of Select Growth into Large Cap Growth
         Concentrated

         Portfolio Management

                  The individual responsible for portfolio management of both funds is Michael S. Sutton. Mr. Sutton will continue to be the individual responsible for day-to-day management of Large Cap Growth Concentrated after the reorganization.

         Investment Objectives And Policies

                  The investment objectives of the funds are the same. Both funds seek to provide investors with long-term growth of capital.

                  Large Cap Growth Concentrated, a non-diversified fund, seeks to meet its investment objective by investing at least 80% of its assets in growth securities, such as common stocks, of no more than 30 large capitalization companies. These companies generally have market capitalizations similar to the market capitalizations of the companies in the Russell 1000(R) Growth Index at the time of the fund's investment. As of June 30, 2004, the Russell 1000(R) Growth Index had market capitalizations between $7 million and $337.7 billion. The growth securities in the fund are primarily common stocks that Liberty Ridge Capital believes have strong business momentum, earnings growth and capital appreciation potential. Liberty Ridge Capital expects to focus on those growth securities whose market capitalizations are over $5 billion at the time of purchase.

                  Select Growth, a diversified fund, seeks to meet its investment objective by investing at least 80% of its assets in growth securities, such as common stocks, of no more than 30 small, medium or large capitalization companies. The growth securities in the fund are primarily common stocks that Liberty Ridge Capital believes have strong business momentum, earnings growth and capital appreciation potential.

                  After the Reorganization the combined fund will be managed as a non-diversified fund just as Large Cap Growth Concentrated is currently managed. In addition, the investment policies and strategies Large Cap Growth Concentrated used before the reorganization will be used to manage the combined fund.

         Expense Structure and Expense Ratios

                  Both funds' investment advisory fee equals 0.85% of average daily net assets. However, Large Cap Growth Concentrated's total annual operating expenses are lower than Select Growth by 0.12%. After the combination of the two funds, Large Cap Growth Concentrated's total annual operating expenses are expected to be lower than Select Growth's total annual operating expenses by approximately 0.10%. The combination of the two funds is expected to result in an increase in Large Cap Growth Concentrated's expenses of 0.02% due to increased transfer agency fees. As a result, after consummation of the reorganization, Liberty Ridge Capital will contractually waive fees or reimburse expenses on the combined fund until March 31, 2006 so that the combined fund's expenses will not exceed 1.44%, 1.69% and 2.44% for PBHG Class, Class A and Class C shares, respectively. This fee waiver will result in expenses for the combined fund that are lower than the current expenses of both Large Cap Growth Concentrated and Select Growth.

         Asset Size

                  As of October 27, 2004, the funds were comparable in size. On that date, Large Cap Growth Concentrated had net assets of approximately $192 million while Select Growth had net assets of approximately $197 million.

         Portfolio Composition

                  Large Cap Growth Concentrated and Select Growth generally invest in similar type securities, except that Select Growth invests in small, medium and large capitalization companies, whereas Large Cap Growth Concentrated invests at least 80% of its assets in large capitalization companies. As of October 27, 2004, there was significant overlap between the fund's holdings. The funds held 8 securities in common, the value of which as of that date was 35.41% of the combined funds' net assets. Moreover, as of October 27, 2004, approximately 68% of Select Growth's assets were invested in large capitalization companies similar to those on which Large Cap Growth Concentrated intends to focus its investments - those with market capitalizations greater than $5 billion. On a pro forma basis as of October 27, 2004, 85.3% of the combined assets of the funds would be invested in large capitalization companies. As a result, other than the increase in the number of securities in which the fund invests1, Large Cap Growth Concentrated's portfolio composition will not materially change as a result of the reorganization.

         Conclusion

                  Based on the information above, Liberty Ridge Capital and the Board concluded that the resulting fund will more closely resemble Large Cap Growth Concentrated with respect to continuity of management, expense structure, the investment policies and strategies to be used after the reorganization and the consistency in portfolio composition. The portfolio manager of Large Cap Growth Concentrated will continue to manage the combined fund. Moreover, the combined fund will invest at least 80% of its assets in large capitalization companies similar to Large Cap Growth Concentrated. Finally, the combined fund will be managed as a non-diversified fund. Accordingly, Liberty Ridge Capital believes that the performance record of Large Cap Growth Concentrated better reflects the management style the combined fund will use and that Large Cap Growth Concentrated is therefore the proper performance history and accounting survivor in the reorganization.

--------
1 At the December 8, 2004 meeting, the Board approved a name change for the fund and a change in its investment strategies so that Large Cap Growth Concentrated Fund now invests in 30 large capitalization securities, rather than 20. This change was made in anticipation of the proposed reorganization.

B.       Proposed Reorganization of Emerging Growth into Strategic Small Company

         Portfolio Management

                  Prior to December 9, 2004, the individuals who advised both Emerging Growth and Strategic Small Company were James M. Smith and Jerome J. Heppelmann. Effective December 9, 2004, Mr. Smith became responsible for managing the growth portion of Strategic Small Company, and James B. Bell, III, became responsible for managing the blend portion of Strategic Small Company. Strategic Small Company is managed in a different manner than Emerging Growth Fund. Strategic Small Company's assets are divided into two pools and each portfolio manager effectively makes investment decisions independently of the other. Messrs. Smith and Bell will continue to be responsible for day-to-day management of Strategic Small Company after the reorganization.

         Investment Objectives and Policies

                  The investment objectives of the two funds are similar. Strategic Small Company seeks to provide investors with growth of capital and Emerging Growth seeks to provide investors with long-term growth of capital.

                  Strategic Small Company seeks to meet its investment objective by investing at least 80% of its assets in equity securities, such as common stocks, of small size companies. These companies generally have market capitalizations similar to the market capitalizations of the companies in the Russell 2000(R) Index. As of June 30, 2004, the Russell 2000(R) Index had market capitalizations between $66 million and $1.9 billion. The equity securities in the fund are primarily common stocks that Liberty Ridge Capital believes have strong business momentum, earnings growth and capital appreciation potential or have sustainable long-term growth prospects but are currently trading at modest relative valuations given certain financial measurements.

                  Emerging Growth seeks to meet its investment objective by investing at least 80% of its assets in growth securities, such as common stocks, of small size companies. These companies generally have market capitalizations similar to the market capitalizations of the companies in the Russell 2000(R) Growth Index at the time of the fund's investment. As of June 30, 2004, the Russell 2000(R) Growth Index had market capitalizations between $77 million and $1.9 billion. The growth securities in the fund are primarily common stocks that Liberty Ridge Capital believes have strong historical earnings growth and expected earnings higher than the U.S. market as a whole, as measured by the S&P 500 index.

         Expense Structure and Expense Ratios

                  Prior to December 9, 2004, Strategic Small Company's management fee was 0.15% higher than Emerging Growth. Additionally, Strategic Small Company's total annual operating expenses before waivers were approximately 0.20% higher than for Emerging Growth. After giving effect to fee waivers, Strategic Small Company's expenses were approximately 0.01% higher than Emerging Growth. Under the terms of Liberty Ridge Capital's market timing settlement with the New York Attorney General ("NYAG") the management fee applicable to the assets of Emerging Growth Fund may not be increased without a corresponding reduction of fees elsewhere in the PBHG Funds complex. As a result, Strategic Small Company's management fee, which will be applicable to the combined fund, was reduced by 0.15%, effective December 9, 2004. After giving effect to the reorganization and this fee reduction, the expenses of the combined fund are expected to be the same as those of Emerging Growth and approximately 0.01% lower than Strategic Small Company's current expenses. In order to provide additional benefit to shareholders, after consummation of the reorganization Liberty Ridge Capital will contractually waive fees or reimburse expenses on the combined fund until March 31, 2006 so that the combined fund's expenses will not exceed 1.48%, 1.73% and 2.48% for PBHG Class, Class A and Class C shares, respectively. This fee waiver will result in expenses for the combined fund that are lower than the current expenses of both Emerging Growth and Strategic Small Company.

         Asset Size

                  Strategic Small Company's net assets as of October 27, 2004 were approximately $56 million. As of that date, Emerging Growth had net assets of approximately $213 million.

         Portfolio Composition

                  Strategic Small Company and Emerging Growth invest in similar securities. Both funds invest in small size companies that Liberty Ridge Capital believes have strong business momentum, earnings growth and capital appreciation potential. However, Strategic Small Company may also utilize value investing techniques. As of October 27, 2004, of the 192 securities Strategic Small Company held, 54 also were held by Emerging Growth. After the proposed reorganization, those 54 securities will account for approximately 55% of the net assets of the combined fund. However, Strategic Small Company will still focus its investments on small capitalization companies and will still utilize value investing techniques. Accordingly, the portfolio composition of Strategic Small Company will not materially change as a result of the reorganization and the combined fund will be managed in a manner similar to Strategic Small Company going forward.

         Conclusion

                  Based on the information above, Liberty Ridge Capital and the Board concluded that the resulting fund will more closely resemble Strategic Small Company with respect to continuity of management and the investment policies and strategies to be used after the reorganization. Strategic Small Company's portfolio managers will continue to manage the assets of the combined fund in the unique fashion described above and the investment strategies currently utilized in managing Strategic Small Company will also apply to the combined fund. Each of these factors weighs in favor of Strategic Small Company being the survivor for performance history purposes. Although the expense structure will resemble that of Emerging Growth, the reduction in expenses is the result of the NYAG settlement as opposed to a specific attempt to maintain Emerging Growth's expense structure. Moreover, the relative asset size of the funds is not dispositive, particularly when, as here, the combined fund will be managed in a manner that more closely resembles Strategic Small Company. Consequently, Liberty Ridge Capital believes that Strategic Small Company is the proper performance history and accounting survivor in the reorganization.

C.       Proposed Reorganization of Large Cap Fund into Focused Fund

         Portfolio Management

                  Prior to December 9, 2004, the individuals that were responsible for day-to-day management of both Large Cap Fund and Focused Fund were Jerome J. Heppelmann and James B. Bell, III. Effective December 9, 2004, Mr. Heppelmann became solely responsible for day-to-day management of both funds. Mr. Heppelmann will continue to be responsible for day-to-day management of Focused Fund after the reorganization.

         Investment Objectives and Policies

                  The investment objectives of the two funds differ. Focused Fund seeks to provide investors with above-average total returns over a three to five-year market cycle. Large Cap Fund seeks to provide investors with long-term growth of capital and income, with current income as a secondary objective.

                  Focused Fund, a non-diversified fund, seeks to meet its objective by investing at least 80% of its total assets in equity securities, such as common stocks, of small, medium or large capitalization companies. The equity securities in the fund are primarily common stocks that Liberty Ridge Capital believes have sustainable long-term growth prospects but are currently trading at modest relative valuations given certain financial measurements.

                  Large Cap Fund, a diversified fund, seeks to meet its objective by investing at least 80% of its assets in equity securities, such as common stocks, issued by companies with large market capitalizations. These companies generally have market capitalizations similar to the market capitalizations of the companies in the S&P 500 Index at the time of the fund's investment. As of June 30, 2004, the S&P 500 Index had market capitalizations between $887 million and $337.7 billion. The equity securities in the fund are primarily common stocks that Liberty Ridge Capital believes have sustainable long-term growth prospects but are trading at modest relative valuations given certain financial measurements. Liberty Ridge Capital expects that Large Cap Fund will focus primarily on those equity securities whose market capitalizations are over $10 billion at the time of purchase.

                  After the reorganization the combined fund will be managed as a non-diversified, multi-cap fund just as Focused Fund is currently managed.

         Expense Structure and Expense Ratios

                  Focused Fund has higher management fees and other expenses than Large Cap Fund. Focused Fund's investment advisory fee is 0.85%, versus 0.65% for Large Cap Fund. Focused Fund's total annual operating expenses, after giving effect to contractual fee waivers, are approximately 0.27% higher than those of Large Cap Fund. However, under the terms of Liberty Ridge Capital's market timing settlement with the NYAG, the management fee applicable to the assets of Large Cap Fund may not be increased without a corresponding reduction of fees elsewhere in the PBHG Funds complex. As a result, Focused Fund's management fee, which will be applicable to the combined fund, was reduced by 0.20%, effective December 9, 2004. After giving effect to the reorganization and this fee reduction, the expenses of the combined fund are expected to be 0.02% higher than the expenses of Large Cap Fund due to increased transfer agency fees. In order to eliminate this fee increase to the surviving fund, after consummation of the reorganization, Liberty Ridge Capital will contractually waive fees or reimburse expenses on the combined fund until March 31, 2006 so that the combined fund's expenses will not exceed 1.22%, 1.47%, 1.47% and 2.22% for PBHG Class, Advisor Class, Class A and Class C shares, respectively. This fee waiver will result in expenses for the combined fund that are lower than the current expenses of both Large Cap Fund and Focused Fund.

         Asset Size

                  Focused Fund had net assets as of October 27, 2004 of approximately $21 million. As of that date, Large Cap Fund had net assets of approximately $155 million.

         Portfolio Composition

                  Focused Fund and Large Cap Fund invest in similar securities, except that Focused Fund invests in small, medium and large capitalization companies. However, there is not a significant amount of portfolio overlap between the two funds. As of October 27, 2004, the funds held 6 of the same securities, which securities would account for only approximately 19% of the combined portfolio after the reorganization. More importantly, Focused Fund currently operates as a non-diversified fund, while Large Cap Fund is diversified. The combined fund will continue to operate as a non-diversified fund after the reorganization.

         Conclusion

                  Based on the information above, Liberty Ridge Capital and the Board concluded that the resulting fund will more closely resemble Focused Fund with respect to continuity of management and the investment objective, policies and strategies to be used after the reorganization. Focused Fund's portfolio manager will continue to manage the assets of the combined fund. More importantly, the combined fund, like Focused Fund, will be non-diversified, in contrast to Large Cap Fund's current status as a diversified fund, and the combined fund will be managed as Focused Fund is currently managed. Consequently, the performance record of Focused Fund more accurately reflects the management style that will be applicable to the combined fund.

                  Liberty Ridge Capital and the Board considered that the assets of Large Cap Fund are greater than Focused Fund and that the expense structure of the combined fund will be similar to that of Large Cap Fund. The changes to Focused Fund's expense structure are the result of compliance with Liberty Ridge Capital's market timing settlement with the NYAG as opposed to a specific attempt to maintain Large Cap Fund's expense structure. Moreover, Liberty Ridge Capital believes that the relative asset size of the two funds is outweighed by the fact that the combined fund will be managed as a multi-cap, non-diversified fund similar to Focused Fund. Consequently, Liberty Ridge Capital believes that Focused Fund is the appropriate performance history and accounting survivor in the reorganization.

                                      * * *

                  With respect to your concerns expressed about the related disclosure in the pro forma financial statements, it appears that such disclosure incorrectly referred to the combined fund being managed in a style similar to that of the target funds. The related disclosure has been revised to state that the combined funds will be managed in a fashion similar to that of the acquiring funds.

                  2. Are there any provisions for repayment of fee waivers in the acquiring funds?

                  Each of the acquiring funds' contractual fee waivers provide for reimbursement of fee waivers if total annual fund operating expenses fall below certain levels and the Board approves such reimbursement. Reimbursements available to any of the target funds will not be carried over after the Reorganizations and therefore will not be available to the surviving funds.

                  In connection with the responses to the comments above, PBHG Funds acknowledges the following:

         o that PBHG Funds is responsible for the adequacy and accuracy of the disclosure in its filings;

         o that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o that PBHG Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal
           securities laws of the United States.

                  Please do not hesitate to contact me or Paul Scott at the number above if you have any questions or would like to discuss this response further. Thank you.

                                                          Very truly yours,



                                                          /s/ Thomas H. Duncan
                                                          --------------------
                                                          Thomas H. Duncan

THD/jc